

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 12, 2016

<u>Via E-mail</u>
Kathy N. Waller
Executive Vice President and Chief Financial Officer
The Coca-Cola Company
One Coca-Cola Plaza
Atlanta, GA 30313

> **Re: The Coca-Cola Company
> Form 8-K Dated July 27, 2016
> Filed July 27, 2016
> File No. 1-02217**

Dear Ms. Waller:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Joel Parker

Joel Parker
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining